SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E

Report on Form 6-K dated June 21, 2002



02041605

GRAPES COMMUNICATIONS N.V.

(Translation of Registrant's Name Into English)

**202 Val des Bon Malades
Groud Floor,
Number 3, L-2121
Luxembourg
(352) 260-9641**

PROCESSED

JUL 0 1 2002

THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F <u>X</u>   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No <u>X</u>

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure: Press release dated June 19, 2002: "Grapes Communications N.V./S.A. plan confirmation hearing adjourned."



FOR IMMEDIATE RELEASE



GRAPES COMMUNICATIONS N.V./S.A. PLAN CONFIRMATION HEARING
ADJOURNED

New York – June 19, 2002. Grapes Communications N.V./S.A. ("Grapes"), which on
April 16, 2002 filed a voluntary petition under chapter 11 of the United States
Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York
("Bankruptcy Court"), announced at a hearing held on June 18, 2002, that it has
resolved its disputes with European Dynamics, S.A. and various related entities
(collectively, "European Dynamics"), and shortly will seek approval of the Bankruptcy
Court of the terms of such settlement (the "Settlement"). Considering that these
disputes have been resolved, Grapes expeditiously will be moving forward to confirm
its pre-packaged plan of reorganization (the "Plan"), which, pursuant to the Settlement,
will be supported by European Dynamics provided that the Plan does not contravene
the terms of the Settlement.

Questions regarding this press release should be directed to Massimo Trippetti, Chief
Executive Officer of Grapes, at the following phone number: +39 066618 6617.

Statements in this release contain forward-looking information about management
expectations, strategic objectives, business prospects, anticipated financial or
operational performance, and other similar matters. These statements are based
on current expectations, forecasts and assumptions that involve risks and uncertainties.
A variety of factors, many of which are beyond the Company's control, could cause
actual results and experience to differ materially from the expectations expressed in
these statements. These factors include, but are not limited to, volatility in the financial
and capital markets and the impact on access to and the terms of additional capital,
actions and initiatives by current and potential competitors, events or circumstances
impacting major customers, suppliers or financing sources, the effect of current and
future legislation or regulation, the ability of the company to design and construct its
broadband networks and to sell and provide services, and additional factors described in
the reports filed by the Company with the Securities and Exchange Commission (SEC),
including the Company's Annual Report on Form 20-F for the year ended December
31, 2001. The Company undertakes no responsibility to update or revise any statements
in this release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grapes Communications N.V.

By _____

Name: Massimo Trippetti

Title: Chief Executive Officer

Dated: June 21, 2002